EXHIBIT 10-(j)

Panax to Acquire Novel Product used for Clearing the Colon prior to
                          Colonoscopy

     NEW YORK, NY; January 15, 1997 -- Panax Pharmaceutical Company Ltd. [NASDAQ: PANX, PANXU, PANXW] today announced that it has signed a letter of understanding to acquire the world-wide exclusive rights to manufacture, sell and sublicense a novel preparative tablet product for clearing the colon prior to colonoscopy. During a colonoscopy, the doctor views the colon through a camera to screen for polyps or pre-cancerous tissue. In order to be able to perform the procedure, the colon must be completely cleared of fecal matter. Currently, the colon is cleared through the consumption of unusually large volumes of liquid containing polyethylene glycol (PEG) or
noxious tasting solutions of salts which induce diarrhea.   The existing
products are routinely difficult to tolerate.

     Clinical studies on over 300 patients suggests that Panax's investigational purgative tablet was as effective, but better tolerated, than two leading commercial liquid products. Panax plans to conduct confirming phase II/III clinical trials and anticipates filing a New Drug Application (NDA) with the Food and Drug Administration (FDA) within 18 to 24 months.

     Rights to the product have been acquired from Craig Aronchick, MD for a royalty on product sales, a warrant to purchase 250,000 shares of Common Stock and a cash payment of $100,000. Additional warrants and cash payments are based on progress in commercializing the product. Dr. Craig Aronchick is an attending gastroenterologist and Head of the Endoscopy Unit at Pennsylvania Hospital in Philadelphia, and an Associate Professor of Medicine at Jefferson Medical College. Dr. Aronchick will consult for the Company and serve as an advisor during the product development.

     Dr. Taffy Williams, President & Chief Executive Officer, of Panax stated that "we look forward to working with Dr. Aronchick to complete the development of this important product. We believe that our tablets will offer distinct advantages over current commercial purgative preparations which require the patient to consume as much as one gallon of a liquid containing PEG. Gasteroenterologists conducted over 4.5 million colonoscopies in just the United States in 1992 and it is estimated that this number could double by the year 2000. The market for the product may be even larger when other potential markets such as cleansing of the colon prior to X-ray studies or surgery are addressed. A lower dosage form may also be useful in the relief of constipation."

     Panax Pharmaceutical Company Ltd. is engaged in the research and development of pharmaceutical products.